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                                                                      EXHIBIT 99

                  GENERAL SEMICONDUCTOR, INC. (THE "COMPANY")
                    EXHIBIT 99--FORWARD-LOOKING INFORMATION

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. The Company's Form 10-K for the year ended December 31, 1997, the Company's 1997 Annual Report to Stockholders, any Form 10-Q or Form 8-K of the Company, or any other oral or written statements made by or on behalf of the Company, may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are identified by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projects," "projected," "projections," "plans," "anticipates," "anticipated," "should," "designed to," "foreseeable future," "believe," "believes" and "scheduled" and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    The actual results of the Company may differ significantly from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to, (a) the general political, economic and competitive conditions in the United States, Taiwan (Republic of China), the People's Republic of China, Ireland, Germany, France and other markets where the Company operates; (b) changes in capital availability or costs, such as changes in interest rates, market perceptions of the industry in which the Company operates, or security ratings; (c) uncertainties relating to customer plans and commitments; (d) employee workforce factors; (e) authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board and the Securities and Exchange Commission and the factors set forth below.

FACTORS RELATING TO THE DISTRIBUTION

    On January 7, 1997, the Board of Directors of General Instrument Corporation ("GI") approved a plan to divide GI into three separate public companies. To effect the transaction, GI (i) transferred all the assets and liabilities relating to the manufacture and sale of broadband communications products used in the cable television, satellite, and telecommunications industries and all rights to the related GI trademarks to its wholly-owned subsidiary NextLevel Systems, Inc. ("NextLevel Systems") and all the assets and liabilities relating to the manufacture and sale of coaxial, fiber optic and other electric cable used in the cable television, satellite and other industries to its wholly-owned subsidiary CommScope, Inc. ("CommScope") and (ii) then distributed all of the ordinary shares of capital stock of each of NextLevel Systems and CommScope to its stockholders on a pro rata basis as a dividend (the "Distribution"), in a transaction that was consummated on July 28, 1997 (the "Distribution Date"). The Company retained all the assets and liabilities relating to the manufacture and sale of discrete power rectifiers and transient voltage suppression components used in telecommunications, automotive and consumer electronics products. On the Distribution Date, NextLevel Systems and CommScope began operating as independent entities with publicly traded common stock. GI retained no ownership interest in either NextLevel Systems or CommScope. Concurrent with the Distribution, GI changed its name to General Semiconductor, Inc. and effected a one for four reverse stock split. On February 2, 1998, NextLevel Systems changed it name to General Instrument Corporation.

    The Company is a smaller and less diversified company than GI was prior to the Distribution. The ability of the Company to satisfy its obligations and maintain profitability is solely dependent upon its own future performance, and the Company is no longer able to rely on the capital resources and cash flows of the businesses transferred to NextLevel Systems or CommScope. The future performance and cash flows of the Company will be subject to prevailing economic conditions and to financial, business and other factors affecting the business operations of the Company, including factors beyond its control.

    The Distribution Agreement dated as of June 12, 1997, among GI, General Instrument Corporation, and CommScope (the "Distribution Agreement") and certain other agreements executed in connection

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with the Distribution (collectively, the "Ancillary Agreements") allocate among the Company, General Instrument Corporation, and CommScope and their respective subsidiaries responsibility for various indebtedness, liabilities and obligations. It is possible that a court would disregard this contractual allocation of indebtedness, liabilities and obligations among the parties and require the Company or its subsidiaries to assume responsibility for obligations allocated to another party, particularly if such other party were to refuse or was unable to pay or perform any of its allocated obligations.

    Pursuant to the Distribution Agreement and certain of the Ancillary Agreements, the Company has agreed to indemnify the other parties (and certain related persons) from and after consummation of the Distribution with respect to certain indebtedness, liabilities and obligations, which indemnification obligations could be significant.

    Although GI has received a favorable ruling from the Internal Revenue Service, if the Distribution were not to qualify as a tax free spin-off under
Section 355 of the Internal Revenue Code of 1986, as amended, then, in general, a corporate tax would be payable by the consolidated group of which the Company was the common parent based upon the difference between the fair market value of the stock distributed and the distributing corporation's adjusted basis in such stock. The corporate level tax would be payable by the Company and could substantially exceed the net worth of the Company. However, under certain circumstances, General Instrument Corporation and CommScope have agreed to indemnify the Company for such tax liability. In addition, under the consolidated return rules, each member of the consolidated group (including General Instrument Corporation and CommScope) is severally liable for such tax liability.

LEVERAGE; CERTAIN RESTRICTIONS UNDER CREDIT FACILITIES

    The Company is substantially more leveraged than GI was prior to the Distribution. The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a portion of the Company's and its subsidiaries' cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness; (iii) the Credit Agreement, dated as of July 23, 1997, among the Company, certain banks, and The Chase Manhattan Bank, as Administrative Agent contains certain restrictive financial and operating covenants, including, among others, requirements that the Company satisfy certain financial ratios; (iv) a significant portion of the Company's borrowings will be at floating rates of interest, causing the Company to be vulnerable to increases in interest rates; (v) the Company's degree of leverage may make it more vulnerable to a downturn in general economic conditions; and (vi) the Company's degree of leverage may limit its flexibility in responding to changing business and economic conditions.

    In addition, in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, a court may be asked to void the Distribution (in whole or in part) as a fraudulent conveyance and to require that the stockholders return the special dividend (in whole or in part) to the Company or require the Company to fund certain liabilities of General Instrument Corporation and CommScope for the benefit of creditors.

COMPETITION

    The Company operates in the discrete segment of the semiconductor business. Its products are commodity-like in nature and are subject to cyclical variations in pricing and capacity levels.

    The Company is subject to competition from a substantial number of foreign and domestic companies, some of which have greater financial, engineering, manufacturing and other resources, or offer a broader product line, than the Company. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Although the Company believes that it enjoys certain technological and other advantages over its competitors, realizing and maintaining such advantages will require continued investment by the Company in engineering, research and development, marketing and customer service and

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support. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company will be successful in maintaining such advantages.

INTERNATIONAL OPERATIONS

    A significant portion of the Company's products are manufactured or assembled in Taiwan (Republic of China), the People's Republic of China, Ireland, Germany, and France. These foreign operations are subject to the usual risks inherent in situating operations abroad, including risks with respect to currency exchange rates, economic and political destabilization, restrictive actions by foreign governments, nationalizations, the laws and policies of the United States affecting trade, foreign investment and loans, and foreign tax laws. The Company's cost-competitive status relative to other competitors could be adversely affected if the New Taiwan dollar appreciates relative to the U.S. dollar or if the Company experiences other unfavorable movements in foreign currency rates. In addition, a substantial portion of the annual sales of the Company's business are outside of the United States.

    Sales to the Asia Pacific region accounted for approximately 40% of the Company's worldwide sales for the year ended December 31, 1997. Approximately 50% of the Company's production is currently in Taiwan, the cost of which has benefited from the weakened New Taiwan dollar in relation to the U.S. dollar. While the Company has not been materially affected by the current economic and currency uncertainty in this region, the Company continues to monitor the affect the situation will have on its business. Additionally, as a result of reduced liquidity levels in this region, the Company continues to review the credit position of its customers. There can be no assurance, however, that this situation will not adversely impact the Company's business in the future.

ENVIRONMENT

    The Company is subject to various federal, state, local and foreign laws and regulations governing environmental matters, including the use, discharge and disposal of hazardous materials. The Company's manufacturing facilities are believed to be in substantial compliance with current laws and regulations. Complying with current laws and regulations has not had a material adverse effect on the Company's financial condition. The Company is involved in remediation programs, principally with respect to former manufacturing sites, which are proceeding in connection with federal and state regulatory oversight. Accordingly, the Company is currently named as a "potentially responsible party" with respect to the disposal of hazardous wastes at nine hazardous waste sites located in six states.

    The Company has engaged independent consultants to assist management in evaluating potential liabilities related to environmental matters. Management assesses the input from these independent consultants along with other information known to the Company in its effort to continually monitor these potential liabilities. Management assesses its environmental exposure on a site-by-site basis, including those sites where the Company has been named a "potentially responsible party." Such assessments include the Company's share of remediation costs, information known to the Company concerning the size of the hazardous waste sites, their years of operation and the number of past users and their financial viability. The Company has recorded a reserve for environmental matters of $34.9 million at December 31, 1997 ($37.6 million at December 31,
1996). While the ultimate outcome of these matters cannot be determined, management does not believe that the final disposition of these matters beyond the amounts previously provided for in the financial statements will have a material adverse affect on the Company's financial position, results of operations or cash flows.

    In connection with the Distribution, the Company retained the obligations with respect to environmental matters relating to the Company's discontinued operations and its status as a "potentially responsible party." Based on the factors discussed above, capital expenditures and expenses for the Company's remediation programs, and the proportionate share of the cost of the necessary investigation and eventual remedial work that may be needed to be performed at the sites for which the Company has been named as a "potentially responsible party," are not expected to have a material adverse effect on the financial position of the Company. The Company's present and past facilities have been in operation for many years, and over that time in the course of those operations, such facilities have used substances which are or might be considered hazardous, and the Company has generated and disposed of wastes which are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future which the Company cannot now predict.

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